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SEC USE ONLY
DOCUMENT SEQUENCE NO.
CUSIP NUMBER
WORK LOCATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1(a)	Name of Issuer	(b)	IRS Ident. No.	(c)	S.E.C. File No.

	LDK Solar Co., Ltd.		N/A		333-142881

(d)	Address of Issuer			(e)	Telephone No.

	Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China				+86 790 686-0171

	(Street)		(City) (State) (Zip Code)		(Area Code) (Number)

2(a)	Name of Person For Whose Account the Securities are to be Sold			(b)	Relationship to Issuer

	LDK New Energy Holding Limited				Controlling shareholder

(c)	Address

Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, China

	(Street)		(City) (State) (Zip Code)

INSTRUCTION:	The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number

3(a) Title of the Class of Securities to be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker Who is Acquiring the Securities	SEC USE ONLY Broker-Dealer File Number	(c) Number of Shares or Other Units to be Sold (See Instr. 3(c))	(d) Aggregate Market Value (See Instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See Instr. 3(e))	(f) Approximate Date of Sale (Mo/Day/Yr) (See Instr. 3(f))	(g) Name of Each Securities Exchange (See Instr. 3(g))

ADSs representing ordinary shares	Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036		3,000,000 ADSs, each representing one ordinary share	$122,910,000 (See remark 1)	106,044,700	(See remark 2)	New York Stock Exchange

INSTRUCTIONS:

1.	(a)	Name of issuer
	(b)	Issuer’s I.R.S. Identification Number
	(c)	Issuer’s S.E.C. file number, if any
	(d)	Issuer’s address, including zip code
	(e)	Issuer’s telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code

3.	(a)	Title of the class of securities to be sold
	(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(f)	Approximate date on which the securities are to be sold
	(g)	Name of each securities exchange, if any, on which the securities are intended to be sold

TABLE I — SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date You Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (if gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment

Ordinary shares	July 18, 2006	New issue and allotment as nil-paid	LDK Solar Co., Ltd.	74,900,000 shares	March 6, 2007	Cash

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

N/A

REMARKS:

1. Calculated on the basis of the closing sale price of the ADSs as quoted on the New York Stock Exchange on June 16, 2008, or $40.97 per ADS.

2. In connection with and to facilitate hedging transactions by investors holding 4.75% convertible senior notes due 2013 issued by LDK Solar Co., Ltd. in April 2008, Morgan Stanley & Co. Incorporated or its affiliate, acting as agent for LDK New Energy Holding Limited, will sell up to 3,000,000 ordinary shares in the form of ADSs of LDK Solar Co., Ltd. on behalf of LDK New Energy Holding Limited pursuant to a sales plan agreement dated April 9, 2008 with LDK New Energy Holding Limited, beginning on the date hereof and ending on the sixth trading day hereafter, but in no event beyond June 27, 2008, in compliance with Rule 144 under the Securities Act of 1933. Concurrently with each such sale, LDK New Energy Holding Limited has agreed to purchase an equal amount of ordinary shares in the form of ADSs under prepaid forward contracts with affiliates of certain initial purchasers of the above-mentioned convertible senior notes. Prepayments for these purchases will be made using the net proceeds from the sales under the sales plan.

INSTRUCTIONS:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

LDK New Energy Holding Limited

June 17, 2008	/s/ Xiaofeng Peng
DATE OF NOTICE	Xiaofeng Peng, Director (SIGNATURE)

April 8, 2008
DATE OF PLAN ADOPTED OR GIVING OF INSTRUCTION IF RELYING ON RULE 10b5-1

The notice shall be signed by the persons for whose account the securities are to be sold.
At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)